VOYA LETTERHEAD

LAW / PRODUCT FILING UNIT
ONE ORANGE WAY, C2S
WINDSOR, CT 06095-4774

PETER M. SCAVONGELLI

ASSISTANT VICE PRESIDENT AND SENIOR COUNSEL

PHONE:  (860) 580-1631  |  EMAIL:  PETER.SCAVONGELLI@VOYA.COM

April 2, 2021

BY EDGARLINK

U.S. Securities and Exchange Commission

100 F Street, NE, Room 1580

Washington, DC 20549

Re:     Registrant:  Voya Retirement Insurance and Annuity Company

           Form S-3 Initial Registration

           Prospectus Title:  Voya Multi-Rate Annuity

Ladies and Gentlemen:

Voya Retirement Insurance and Annuity Company, as Registrant, and Voya Financial Partners, LLC, as Principal Underwriter, hereby request acceleration of the above-referenced Registration Statement to May 1, 2021, in accordance with Rule 461 of the Securities Act of 1933.

If you have any questions, please call the undersigned at (860) 580-1631.

Sincerely,

/s/ Peter M. Scavongelli

Peter M. Scavongelli

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